

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2011

Via E-mail
Mr. Lewis H. Leicher
Senior Vice President and Assistant General Counsel
WebMD Health Corp.
111 Eighth Avenue
New York, NY 10011

> **Re: WebMD Health Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 0-51547**

Dear Mr. Leicher:

We have reviewed your letter dated August 16, 2011 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-10

1.   We note your response to prior comment 1 that you will include disclosure of revenue generated from your public and private portals in future filings. Please confirm that you will also include disclosure of your policy for identifying reportable segments, including the factors you considered in determining that you have one reportable operating segment.

    You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief